UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):      November 14, 2006
US LEC CORP.
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation)

0-24061	56-2065535
(Commission File Number)	(IRS Employer Identification No.)

Morrocroft III, 6801 Morrison Boulevard,
Charlotte, North Carolina	28211
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (704) 319-1000
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
     ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
     ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
     ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
     ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Filed by US LEC Corp.
(Commission File No.: 0-24061)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: US LEC Corp.
Commission File No.: 333-138594
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (“PAETEC Holding Corp.”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.
FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
James Stawski	Paul Wilson
704-319-1189	704-319-6875
jstawski@uslec.com	pwilson@uslec.com
US LEC ACHIEVES $105.4 MILLION IN REVENUE AND
$14.2 MILLION IN ADJUSTED EBITDA FOR THE THIRD QUARTER OF 2006
CHARLOTTE, NC (November 14, 2006) — US LEC Corp. (Nasdaq: CLEC), a telecommunications carrier serving businesses and enterprise organizations throughout the Eastern United States, announced today strong financial and operating results for the third quarter of 2006. Highlights of the quarter and other recent events include:
•	Achieving revenue of $105.4 million, a 7% increase over the third quarter of 2005
•	Growing end-customer revenue by $10.1 million to $94.2 million, representing 89% of total revenue and a 12% increase over the third quarter of 2005
•	Increasing quarterly data revenue to over $35.7 million, accounting for 34% of total revenue for the quarter
•	Reaching adjusted EBITDA of $14.2 million, or 13% of total revenue (see definition and reconciliation of adjusted EBITDA to net cash flow from operations below)
•	Growing its business customer base to 28,506 as of September 30, 2006 while continuing to keep its industry-leading retention rate above 99 percent
•	Announcing the settlement of its inter-exchange carrier access dispute with Qwest Communications Corporation, ending the litigation on the matter between the companies
•	Completing its planned MPLS VPN data network, with the addition of New York City and the surrounding area, making US LEC’s MPLS VPN service available throughout its footprint
•	Several favorable developments concerning the Company’s pending merger transaction as discussed below
Revenue for the quarter ended September 30, 2006, totaled $105.4 million, a 7% increase, compared with $98.8 million for the quarter ended September 30, 2005. Adjusted EBITDA for the third quarter of 2006 was $14.2 million compared with $13.8 million in the third quarter of 2005, a 3% increase. The net loss applicable to common stockholders was ($13.2) million, or ($0.42) per share (diluted) on 31.3 million weighted average shares outstanding for the quarter ended September 30, 2006, compared with the net loss applicable to common stockholders of ($7.4) million, or ($0.24) per share (diluted), on 30.5 million weighted average shares outstanding for the third quarter of 2005. Increased SG&A expense of $5.1 million due to merger related costs contributed to the higher loss for the quarter. Without merger related costs, US LEC would have posted an ($8.1) million loss or ($0.26) per share.
Revenue for the nine months ended September 30, 2006, was $314.9 million, a 9% increase, compared with $287.7 million for the nine months ended September 30, 2005. Adjusted EBITDA for the nine months ended September 30, 2006, was $44.0 million compared with $37.8 million during the same period last year, or an increase of 16%. The net loss applicable to common stockholders was ($27.8) million, or ($0.90) per share (diluted) on 31.0 million weighted average shares outstanding for the nine months ended September 30, 2006, compared with a net loss applicable to common stockholders of ($25.2) million, or ($0.83) per share (diluted), on 30.4 million weighted average shares outstanding for the nine months ended September 30, 2005.
“Solid growth in customers and customer circuits contributed to increasing our revenue by over $6.0 million over the third quarter of 2005,” said Aaron Cowell, president and chief executive officer of US LEC. “End customer revenue for the quarter was $94.2 million compared with $84.1 million in the same quarter last year and represents a 12% increase over that time. End customer revenue now accounts for 89% of US LEC’s total revenue stream. Importantly, data revenue increased by $4.9 million year-over-year to reach $35.7 million. This strong growth is an indication that US LEC has developed a very strong data product set that has gained wide acceptance throughout our footprint and has become a major revenue source for the Company. Approximately 44% of our entire base of business class customers now uses 6 or more of our services.”
Cowell continued, “We increased US LEC’s business class customer base by approximately 13% year-over-year and maintained an industry leading monthly retention rate of over 99%. This growth was primarily due to a combination of increased penetration in our established markets and the continued development and acceptance of new products, resulting in a 24% year-over-year increase in total active channels, including 39% growth in data channels compared to the same quarter last year. As a result of this growth, US LEC crossed the 1 million active channels milestone during the quarter.”
“We continued to execute our proven business model, and our numbers remained strong,” added J. Lyle Patrick, executive vice president and CFO of US LEC. “End customer revenue increased by $10.1 million or 12% over the third quarter of 2005. We did see a reduction in carrier and wholesale revenues as a result of reduced traffic and a reduction in certain rates. This decrease contributed to a negative impact on gross margin due to the higher margin contribution of access revenue. On a productivity basis, US LEC’s team continues to set a high standard as end customer revenue per employee increased during the quarter to $85,400 from $76,500 in the third quarter of 2005. SG&A, as a percent of revenue, decreased to 36% after deducting from SG&A the one-time costs associated with the planned merger with PAETEC. US LEC also achieved positive cash flow from operations of $10.4 million for the quarter and $28.7 million for the nine months ended September 30, 2006. Cash levels were at over $39.5 million at quarter end — up from $30.7 million as of December 31, 2005. To sum it up, we had a very solid quarter as we continued to establish US LEC as the premier competitive carrier in our markets.”
Patrick continued, “Finally, we expect to see a strong fourth quarter that should take us above $60 million in adjusted EBITDA for 2006.”
Pending Merger Update
The following notable developments have occurred concerning the pending merger transaction with PAETEC Corp.:
•	The Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period on September 29, 2006
•	The transfers of the Federal Communications Commission authorizations held by US LEC were deemed granted in October 2006 and will become final on November 28, 2006 (for the international authorizations) and on December 5, 2006 (for the domestic authorizations) unless petitions for reconsideration are filed by third parties or the FCC acts to review its decision by those dates
•	Effective November 13, 2006, PAETEC Holding Corp filed a Form S-4 with the Securities and Exchange Commission that contains the preliminary proxy statement/prospectus for the proposed transaction and that remains subject to comment and clearance by the SEC before the proxy statement/prospectus can be mailed to US LEC and PAETEC Corp. stockholders
Conference Call Information
US LEC Corp. will hold a conference call to discuss this press release on November 14, 2006, at 10:00 a.m. EST. The live broadcast will be available online at www.uslec.com and www.fulldisclosure.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a telephone replay will be available shortly after the call through the close of business on November 17, 2006 and a replay via web cast will be available through December 14, 2006.
About US LEC
Based in Charlotte, N.C., US LEC is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. The Company also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, selected Internet services and MegaPOP® (local dial-up Internet access for ISPs) nationwide. For more information about US LEC, visit www.uslec.com.
Except for the historical information contained herein, this release contains forward-looking statements, subject to uncertainties and risks, including the demand for US LEC’s services, the ability of the Company to introduce additional products, the ability of the Company to successfully attract and retain personnel, competition in existing and potential additional markets, uncertainties regarding its dealings with ILECs and other telecommunications carriers and facilities providers, regulatory uncertainties, the possibility of adverse decisions related to reciprocal compensation, as well as the Company’s ability to begin operations in additional markets. These and other applicable risks are summarized in the “Caution Regarding Forward-Looking Statements” and “Risk Factors” sections and elsewhere in the Company’s Annual Report on Form 10-K for the period ended December 31, 2005, and in subsequent reports, which are on file with the Securities and Exchange Commission.
US LEC is a registered service mark of US LEC Corp. US LEC and Design (R) is a registered service mark and trademark of US LEC Corp. StarNet(TM) and MegaPOP(R) are service marks of US LEC Corp.
Additional Information About this Transaction
PAETEC Holding Corp. has filed with the Securities and Exchange Commission a registration statement (File No.: 333-138594) that contains a preliminary proxy statement of US LEC and PAETEC and a preliminary prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. The registration statement is filed under the name WC Acquisition Holdings Corp. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC and PAETEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.
Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the preliminary proxy statement that has been filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
###

US LEC Corp. and Subsidiaries
Condensed Consolidated Statements of Operations
(In Thousands, Except Per Share Data)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue	$105,420	$98,824	$314,901	$287,682
Network Expenses (excluding depreciation and amortization shown below)	53,818	47,680	157,217	140,061
Depreciation and Amortization	12,303	12,684	36,668	38,253
Selling, General and Administrative Expenses	43,177	37,560	121,315	110,017

Income (Loss) from Operations	(3,878)	900	(300)	(649)

Net Interest Expense	4,799	4,228	14,185	12,219
Other Income	—	(202)	—	(202)

Net Loss	(8,678)	(3,126)	(14,485)	(12,666)

Preferred Stock Dividends	(4,345)	(4,094)	(12,843)	(12,101)
Preferred Stock Accretion of Issuance Costs	(167)	(157)	(493)	(464)

Net Loss Attributable to Common Stockholders	$(13,190)	$(7,377)	$(27,821)	$(25,231)

Net Loss Attributable to Common Stockholders Per Common Share
Basic and Diluted	$(0.42)	$(0.24)	$(0.90)	$(0.83)

Weighted Average Number of Shares Outstanding
Basic and Diluted	31,343	30,504	30,964	30,363

Adjusted EBITDA consists of earnings (loss) before interest income and expense, income taxes, depreciation and amortization, stock based compensation expense, merger costs related to the proposed Paetec/US LEC merger and loss from operations related to investment in ETV. Adjusted EBITDA as used by the Company may be different than similarly used measures by other companies and is not a measure of financial performance under GAAP. Management believes Adjusted EBITDA is a useful measure of the Company’s liquidity and is used by investors and analysts to evaluate companies in our industry. Adjusted EBITDA is reconciled to net cash provided by operating activities as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Income (Loss) from Operations	$(3,878)	$900	$(300)	$(649)
Other Income	—	202	—	202
Loss from Operations Related to Investment in ETV	429	—	1,093	—
Depreciation and Amortization	12,303	12,684	36,668	38,253
Stock-based Compensation Expense	285	—	1,453	—
Merger Related Costs	5,070	—	5,070	—

Adjusted EBITDA	14,209	13,786	43,984	37,806

Changes in Working Capital	234	1,619	(1,324)	(9,921)
Net Interest Expense	(4,773)	(4,228)	(14,185)	(12,219)
Miscellaneous Other	786	(92)	261	(311)

Net Cash Provided by Operating Activities	$10,456	$11,085	$28,736	$15,355

US LEC Corp. and Subsidiaries
Condensed Consolidated Balance Sheets
(In Thousands)

	(Unaudited)
	September 30,	December 31,
	2006	2005
Assets

Cash and cash equivalents	$39,515	$30,704
Restricted cash	64	67
Accounts receivable, net	44,414	49,841
Property and equipment, net	129,451	144,350
Deferred income taxes	1,630	2,792
Other assets	23,578	24,598

Total Assets	$238,652	$252,352

Liabilities and Stockholders’ Deficiency

Accounts payable	$9,361	$10,109
Deferred revenue	15,434	14,292
Accrued network costs	17,122	20,252
Accrued expenses	38,728	37,446
Deferred income taxes	1,630	2,792
Long-term debt	149,550	149,438

Total Liabilities	231,825	234,329

Series A Redeemable Convertible Preferred Stock	291,373	278,037

STOCKHOLDERS’ DEFICIENCY
Common Stock — Class A	319	307
Additional paid-in capital	96,458	93,181
Accumulated Deficit	(381,323)	(353,502)

Total Stockholders’ Deficiency	(284,546)	(260,014)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficiency	$238,652	$252,352

US LEC Corp. and Subsidiaries
Quarterly Statistical Highlights
(Unaudited)

	September 30,	June 30,	March 31,	December 31,	September 30,
	2006	2006	2006	2005	2005
Revenue (in 000s):
End Customer Revenue
Voice Monthly Recurring Charges	$44,776	$43,961	$42,769	$41,425	$40,418
Data Monthly Recurring Charges	35,682	34,301	33,186	32,137	30,820
Long Distance	13,711	14,351	13,770	12,615	12,851

	94,169	92,613	89,725	86,177	84,089
Percent of Total Revenue	89%	87%	87%	86%	85%

Carrier Charges
Carrier Access	5,588	7,429	7,377	8,107	9,022
Reciprocal Compensation	2,090	2,050	2,023	2,188	2,053

	7,678	9,479	9,400	10,295	11,075
Percent of Total Revenue	7%	9%	9%	10%	11%

Other Revenue (1)	3,573	4,591	3,672	3,583	3,660
Percent of Total Revenue	3%	4%	4%	4%	4%

Total Revenue	$105,420	$106,683	$102,797	$100,055	$98,824

Customers:
Total Customers	39,218	38,842	38,292	38,096	37,974
Business Class Customers	28,506	27,792	27,042	26,225	25,212
Business Class Customers Purchasing Data Services	22,229	21,527	20,925	20,219	19,176
Shared Hosting/Dial Up Customers	10,712	11,050	11,250	11,871	12,762

Active Channels (2):
Voice	543,005	533,644	516,130	499,562	481,207
Data	515,876	462,111	427,505	397,714	371,900

Total active channels	1,058,881	995,755	943,635	897,276	853,107

Statistical Data:
Central Offices	27	27	27	27	27
Number of employees	1,103	1,143	1,127	1,128	1,099
Number of sales and sales support employees	471	493	489	482	482
End Customer Revenue/Employee (in 000s)	$85.4	$81.0	$79.6	$76.4	$76.5

(1)	Other revenue is derived from wholesale customers, installation revenue and other miscellaneous sources.

(2)	Shared hosting and Dial-Up Internet Access are not included in Active Channels.